Exhibit 99.2

Management’s Discussion & Analysis
For the three and nine months ended July 31, 2024 and 2023

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Established consumer brands of High Tide Inc.

2

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
About this MD&A:
This management’s discussion and analysis (this “MD&A”) of High Tide Inc. (“High Tide”, “we”, “our” or the “Company”) for the three and nine months ended July 31, 2024 and 2023 is dated September 16, 2024. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for the years ended October 31, 2023 and 2022 (hereafter the “Financial Statements”). The financial information presented in this MD&A has been derived from the Financial Statements which prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The Company’s continuous disclosure materials, including interim fillings, audited annual consolidated financial statements, annual information form and annual report on Form 40-F can be found on SEDAR+ at www.sedarplus.ca, with the company’s filings with the SEC at www.sec.gov.
This MD&A also refers to the Company’s two reportable operating segments: (i) the “bricks and mortar” segment which includes the Company’s Canadian bricks and mortar locations, inclusive of the Canadian warehouse which supports the distribution of accessories and other items to the Canadian stores (ii) the “e-commerce” Segment which include the Company’s USA and international subsidiaries, inclusive of the USA warehouse which supports the distribution of accessories and other items to the USA and international subsidiaries (each as defined below under the heading – Segment Operations).
High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI”, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s headquarters is #112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.
Corporate overview:
Founded in 2009, High Tide through its subsidiary Canna Cabana is the largest cannabis retail chain in Canada. As of the date of this MD&A, the Company operates 183 branded retail cannabis stores across Canada represented by 83 locations in Alberta, 69 locations in Ontario, 12 locations in Saskatchewan, 8 locations in British Columbia, and 11 locations in Manitoba. Included within the 180 stores are 3 locations, in which the Company has a 50% interest in a partnership that operates a branded retail Canna Cabana location in Sudbury, Ontario and two joint venture operations with a 49% interest that operates two branded retail locations in Manitoba.
Leveraging the brand equity established through their consumer brands, High Tide sells cannabis, CBD products and consumption accessories through both traditional bricks and mortar as well as e-commerce platforms. Traditional bricks and mortar sales are conducted under the Company’s Canna Cabana brand, CBD product sales are conducted online under the Company’s NuLeaf Naturals, FABCBD, and Blessed CBD brands, and online sales through e-commerce platforms are conducted under the Company’s Grasscity, Smoke Cartel, Daily High Club and Dankstop brands.
In addition to consumer sales, High Tide operates a wholesale division under their Valiant Distribution (“Valiant”) brand. Through Valiant, the Company supplies various Canadian cannabis shops with cannabis and consumption accessories that are designed and branded under the Valiant brand.
Under these established brands, High Tide has expanded their network to sell cannabis (only in Canada), CBD products and consumption accessories throughout Canada, the UK, Netherlands and the United States, becoming one of the most recognized cannabis retail groups globally.

3

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Corporate update:
Through its Canna Cabana brand, High Tide is the largest cannabis retailer in Canada and the second-largest globally by store count with 183 current operating locations. At the beginning of 2024, the Company set a goal of adding 20-30 locations over the course of the calendar year. The Company has already surpassed the lower end of this range and given the continued momentum, it believes it can now reach the higher end of this range. The growth in the Company's retail network through calendar 2024 has been largely organic and financed via internal cash flows which it expects to continue throughout the remainder of the year.

The Company’s Cabana Club loyalty program continues to expand at a rapid pace across Canada, currently exceeding 1.55 million members, which is up 41% over the past year. Long term, in Canada, the Company aims to exceed 2 million members. ELITE, the paid membership tier, continues to break quarterly growth records and has now reached 57,000 members with additional members being onboarded daily. ELITE members tend to shop more frequently and in larger quantities than base tier members.

The Company’s market share in dollars during the first two months of the quarter rose to 12% from 10% a year ago, while only representing 5% of the bricks-and-mortar store count in the provinces where it operates. The Company anticipates its market share trajectory to continue trending upward given its robust organic store pipeline and continued competitor closures. As previously communicated, the Company’s long-term goal is to hit 15% market share in the provinces where it operates, and to reach 300 Canna Cabana locations nationwide.

Given Alberta's recent decision to allow the sale of white label products, The Company has begun to sell several new lifestyle accessory SKUs related to the recently acquired Queen of Bud brand, and has unveiled additional cutting-edge Queen of Bud cannabis products that will launch in the coming weeks across Ontario, Manitoba, Saskatchewan and Alberta.

The Company has been free cash flow positive over the past five quarters, having generated approximately $26 million during this period. Although the quantum of free cash flow generation can vary significantly in any given quarter, the Company expects to remain free cash flow positive using cash generated from operations to fuel organic growth. This cash generation helped drive a record cash balance of $35.3 million at the end of the quarter. The Company believes its financial profile is healthier than it has ever been. At the end of the quarter, the Company's balance sheet was further strengthened by the initial closing of a $15 million debt facility.

The Company continues to monitor legislative and regulatory developments in Germany, particularly those related to potential commercial sale pilot projects with a goal of entering Europe’s largest market as soon as possible.

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Select financial highlights and operating performance:

	Three months ended July 31			Nine Months Ended July 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Free cash flow(i)	3,092	4,051	(24)%	16,083	1,253	1184%
Cash from operating activities	6,213	7,545	(18)%	25,895	11,025	135%
Revenue	131,685	124,352	6%	384,011	360,564	7%
Gross profit	35,454	34,578	3%	106,747	98,330	9%
Gross profit margin(ii)	27%	28%	(1)%	28%	27%	1%
Total operating expenses	(32,399)	(35,240)	8%	(98,913)	(105,551)	6%
Income (loss) from operations	3,055	(662)	562%	7,834	(7,221)	209%
Adjusted EBITDA(iii)	9,614	10,181	(6)%	30,090	22,273	35%
Adjusted EBITDA margin(iv)	7%	8%	(1)%	8%	6%	2%
Net Income (loss)	825	(3,574)	123%	991	(9,147)	111%
Basic and diluted income (loss) per share	0.01	(0.04)	125%	0.00	(0.12)	100%
(i)Free cash flow is a non-IFRS financial measure prepared based on the calculation mentioned in “Select financial highlights and operating performance" section in this MD&A.
(ii)Gross profit margin - a non-IFRS financial measure. Gross profit margin is calculated by dividing gross profit by revenue.
(iii)Adjusted EBITDA - a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to Net income (loss) is found under “Select financial highlights and operating performance" section in this MD&A.
(iv)Adjusted EBITDA margin - a non-IFRS financial measure. This metric is calculated as adjusted EBITDA divided by revenue.

The key factors affecting the results of the three months ended July 31, 2024, were:
•Free cash flow positive – For the fifth consecutive quarter, the Company is free cash flow positive generating $3,092. The decrease of 24% from prior year is primarily driven by payments of $3,365 at the end of July for cannabis purchases. Despite the large period end payment, the Company remained free cash flow positive while posting net income for the second quarter in a row of $825.
•Revenue – The 6% year-over-year growth in revenue is driven by the increase in the number of stores to 180 compared to 154 year-over-year, as well as the increase in data analytics revenue, offset by the lower e-commerce revenues. New stores contributed $7,539 increase in revenue whereas organic growth of same-store revenue1 accounted for $1,267 accompanied with an increase to data analytics, advertising and other revenue for $2,370. This has been offset by reduction in revenue related to e-commerce sales of $3,843.
•Adjusted EBITDA – Adjusted EBITDA decreased by 6% year-over-year as a result of the Company opening 11 new stores during the third quarter of 2024 compared to 1 store during the same period of 2023. When new stores are opened, the Company experiences a cost burden in the quarter in which they are opened as they take 6-12 months to ramp up to maturity.

1 Same store sales is calculated based on stores which were open in the previous period being compared. Stores which were opened partially in the period being compared are accounted as new store sales.

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High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Revenue

	Three months ended July 31			Nine Months Ended July 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	115,667	106,952	8%	332,533	304,666	9%
Consumption accessories	6,972	10,724	(35)%	25,673	35,845	(28)%
Data analytics, advertising and other revenue	9,046	6,676	36%	25,805	20,053	29%
Total revenue	131,685	124,352	6%	384,011	360,564	7%
The total revenue has increased by 6% to $131,685 in the third quarter of 2024 (2023: $124,352) and by 7% to $384,011 for the nine months ended July 31, 2024 (nine months ended July 31, 2023: $360,564).
The increase in total revenue was primarily related to a combination of an increase in the number of bricks and mortar stores and overall organic growth in same-store sales. Total number of stores increased by 17% to 180 stores in the third quarter of 2024 from 154 branded retail stores in the third quarter of 2023. Same store sales increased by 1% and 6% (2023: 4% and 3%) for the three and nine months ended respectively. The revenue growth is primarily attributable to continued same-store sales growth and new stores build outs. Sequentially, same store sales increased by 5% in the third fiscal quarter, or 3% when calculated daily.
For the three months ended July 31, 2024 the new stores contributed $7,539 increase in revenue whereas organic growth of same-store revenue2 accounted for $1,267 accompanied with an increase to data analytics, advertising and other revenue for $2,370. This has been offset by reduction in revenue related to e-commerce sales of $3,843. For the nine months ended July 31, 2024, the new stores contributed $14,487 increase in revenue whereas organic growth of same-store revenue accounted for $18,399 accompanied with an increase to data analytics, advertising and other revenue for $5,752. This was offset by reduction in revenue related to e-commerce sales of $15,191.
Gross profit

	Three months ended July 31			Nine Months Ended July 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Revenue	131,685	124,352	6%	384,011	360,564	7%
Cost of sales	(96,231)	(89,774)	7%	(277,264)	(262,234)	6%
Gross profit	35,454	34,578	3%	106,747	98,330	9%
Gross profit margin (i)	27%	28%	(1)%	28%	27%	1%
(i) Gross profit magin is a non-IFRS financial measure
Gross profit increased to $35.5 million in the third fiscal quarter of 2024 compared to $34.6 million during the same period in 2023, representing an increase of 3% year-over-year, and 9% sequentially.
Gross profit margin in the three months ended July 31, 2024, was 27%. This compares to 28% during the same period in 2023, and 28% sequentially.

2 Same store sales is calculated based on stores which were open for the entire previous period being compared. Stores which were opened partially in the period being compared are accounted as new store sales.

6

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Operating expenses

	Three months ended July 31			Nine Months Ended July 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Salaries, wages and benefits	16,667	13,830	21%	47,999	42,071	14%
Share-based compensation	881	2,350	(63)%	2,225	5,318	(58)%
General and administration	4,815	6,452	(25)%	15,980	20,140	(21)%
Professional fees	1,749	1,791	(2)%	5,815	6,900	(16)%
Advertising and promotion	1,178	1,011	17%	3,154	3,548	(11)%
Depreciation and amortization	5,678	8,493	(33)%	20,031	24,179	(17)%
Interest and bank charges	1,431	1,313	9%	3,709	3,395	9%
Total operating expenses	32,399	35,240	(8)%	98,913	105,551	(6)%
Operating expense as a percentage of revenue	25%	28%	(3)%	26%	29%	(3)%
Operating expenses represented 25% of revenue during the third fiscal quarter of 2024 which compared to 28% for the same period in the prior year. The decrease of 3% for the three months ended July 31, 2024 is primarily due to the Company’s continued focus on implementing cost saving solutions that focus on efficiency without impacting the Company's performance.
For the three months ended July 31, 2024, salaries, wages and benefits have increased by 21% as compared to the same period in 2023 primarily as a result of the Company opening 23 new stores in the period. For the three months ended July 31, 2024 share based compensation was significantly down 63% compared to the three months ended July 31, 2023 as a result of all escrow shares being fully recognized in share-based compensation by October 31, 2023. Consistent with the previous quarters, the Company has continued to tighten its control over general and administration expenses which has resulted in a 25% decrease in for the three months ended July 31, 2024 as compared to the same period 2023. For the three months ended July 31, 2024, professional fees decreased 2%, as compared to the same period 2023.
Decrease in Depreciation and amortization was primarily due to business licenses that were fully amortized during the prior quarter which were renewed at a significantly lower amount in the current year.
EBITDA and Adjusted EBITDA
The Company defines EBITDA and Adjusted EBITDA as per the table below. It should be noted that these performance measures are not defined under IFRS and may not be comparable to similar measures used by other entities. The Company believes that these measures are useful financial metrics as they assist in determining the ability to generate cash from operations. Investors should be cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net earnings or cash flows as determined under IFRS. Management defines “Adjusted EBITDA” as the net (loss) income for the period, before income tax (recovery) expense, accretion and interest expense, depreciation and amortization, and adjusted for foreign exchange (gain) losses, transaction and acquisition costs, (gain) loss on revaluation of put option liability, (gain) loss on extinguishment of debenture, impairment loss, share-based compensation, (gain) loss on revaluation of marketable securities and (gain) loss on extinguishment of financial liability and other (gain) loss.

7

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net Income (loss)	825	171	(5)	(31,805)	(3,717)	(1,568)	(3,862)	(52,503)
Income/deferred tax (recovery) expense	671	(878)	(233)	(4,571)	204	(2,041)	(1,236)	(1,782)
Accretion and interest	1,681	1,712	1,743	1,632	1,931	1,759	1,814	782
Depreciation and amortization	5,678	7,505	6,848	8,583	8,493	7,699	7,986	8,249
EBITDA	8,855	8,510	8,353	(26,161)	6,911	5,849	4,702	(45,254)
Foreign exchange (gain) lose	19	(5)	5	(152)	31	2	(15)	(14)
Finance and other costs	12	1,314	515	691	801	435	664	2,444
(Gain) loss revaluation of put option liability	(159)	(110)	(300)	544	73	(1,288)	(1,261)	(3,166)
Other loss	(6)	337	-	37	18	-	-	-
Loss (gain) on extinguishment of debenture	-	-	-	-	-	-	-	609
Impairment loss	-	-	-	34,265	-	-	-	48,592
Share-based compensation	881	549	795	(284)	2,350	1,532	1,436	2,091
Loss (gain) on revaluation of marketable securities	12	-	77	(13)	-	(19)	(8)	81
(Gain) loss on revaluation of debenture	-	(240)	755	(505)	-	-	-	(366)
(Gain) loss on extinguishment of financial liability	-	(314)	235	(60)	-	78	(18)	-
Adjusted EBITDA(i)	9,614	10,041	10,435	8,362	10,184	6,589	5,500	5,017
(i) Adjusted EBITDA is a non-IFRS financial measure

Free Cash Flow
The Company defines free cash flow (non-IFRS financial measure) as net cash provided by operating activities, minus sustaining capex, minus lease liability payments. Sustaining Capex is defined as leasehold improvements and maintenance spend required in the existing business. The most directly comparable financial measure is net cash provided by operating activities, as disclosed in the condensed interim consolidated statement of cash flows. It should not be viewed as a measure of liquidity or a substitute for comparable metrics prepared in accordance with IFRS.

	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Cash flow from operating activities	8,928	8,032	9,363	7,207	8,395
Changes in non-cash working capital	(2,715)	4,777	(2,490)	2,430	(850)
Net cash provided by operating activities	6,213	12,809	6,873	9,637	7,545
Sustaining capex(i)	(279)	(528)	(511)	(1,080)	(705)
Lease liability payments	(2,842)	(2,898)	(2,754)	(2,870)	(2,789)
Free cash flow(ii)	3,092	9,383	3,608	5,687	4,051
(i) Sustaining capex is a non-IFRS measure
(ii) Free cash flow is a non-IFRS measure
ATM Program
Pursuant to the Company’s at-the-market equity offering program (the “ATM Program”) that allows the Company to issue up to $30 million (or the equivalent in U.S. dollars) of common shares (“Common Shares”) from the treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements, as required pursuant to National Instrument 44-102 – Shelf Distributions and the policies of the TSX Venture Exchange (the “TSXV”), the Company announces that, during its three months ended July 31, 2024, the Company issued an aggregate of 1,055,900 Common Shares over the Nasdaq Capital Market (Nasdaq), for aggregate gross proceeds of $3,151.
Pursuant to an equity distribution agreement dated August 31, 2023, entered into among the Company, ATB Capital Markets Inc. and ATB Capital Markets USA Inc. (the “Agents”), associated with the ATM Program (the “Equity Distribution Agreement”), a cash commission of $47 on the aggregate gross proceeds raised was paid to the Agents in connection with their services under the Equity Distribution Agreement during the third fiscal quarter ended July 31, 2024.

8

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The Company intends to use the net proceeds of the ATM Program at the discretion of the Company, to fund strategic initiatives it is currently developing, to support the growth and development of the Company’s existing operations, funding future acquisitions as well as working capital and general corporate purposes.
Common Shares issued pursuant to the ATM Program are issued pursuant to a prospectus supplement dated August 31, 2023 (the “Canadian Prospectus Supplement”) to the Company’s final base shelf prospectus dated August 3, 2023, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (the “Canadian Shelf Prospectus”) and pursuant to a prospectus supplement dated August 31, 2023 (the “U.S. Prospectus Supplement”) to the Company’s U.S. base prospectus dated August 3, 2023 (the “U.S. Base Prospectus”) included in its registration statement on Form F-10 (the “Registration Statement”) and filed with the U.S. Securities and Exchange Commission (the “SEC”). The Canadian Prospectus Supplement and Canadian Shelf Prospectus are available for download from SEDAR+ at www.sedarplus.ca, and the U.S. Prospectus Supplement, the U.S. Base Prospectus and Registration Statement are accessible via EDGAR on the SEC’s website at www.sec.gov.
The ATM Program is effective until the earlier of (i) the date that all Common Shares available for issue under the ATM Program have been sold, (ii) the date the Canadian Prospectus Supplement in respect of the ATM Program or Canadian Shelf Prospectus is withdrawn and (iii) the date that the ATM Program is terminated by the Company or Agents.
Segmented information:

During the first quarter of 2024, the Company changed its reporting segments to reflect its current operating structure. The reporting segments are now being reported in the following two operating segments:
1.Bricks and mortar operations which includes the Company’s Canadian bricks and mortar locations, inclusive of the Canadian warehouse which supports the distribution of accessories and other items to the Canadian stores. In addition, corporate overhead has been allocated to the reporting segment.
2.E-commerce operations which include the Company’s US and international subsidiaries. In addition, corporate overhead has been allocated to the reporting segment.
Corporate costs are allocated to each segment based on percentage of revenue.
These reporting segments of the Company have been identified because they are segments: (a) that engage in business activities from which revenues are earned and expenses are incurred; (b) whose operating results are regularly reviewed by the Company’s chief operating decision maker, identified as the Chief Executive Officer, to make decisions about the resources to be allocated to each segment and assess its performance; and (c) for which discrete financial information is available. In accordance with IFRS 8, the Company has reporting segments which are based on the similarity of goods and services provided and economic characteristics exhibited by the operating segments.
The audited consolidated financial statements of the Company for the year ended October 31, 2023, included three reporting segments as follows:
1.Retail operations which included both bricks and mortar and e-commerce operations, without the allocation of corporate overhead.
2.Wholesale operations which included the Company's Canadian warehouses.
3.Corporate operations which included all costs associated with the Company’s head office.
The accounting policies used for segment reporting are consistent with the accounting policies used for the preparation of the Company’s annual audited financial statements. The comparative information has been prepared in accordance with the current reporting segments noted above. There have been no changes to the underlying data used to prepare the comparative reporting segments for the prior year.

9

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Performance by operational segment:

Revenue by product ($, million)
(Three months ended July 31, 2024 and 2023)
$150
$125
$100
$75
$50
$25
$—
$132
$9
$7
$116
$124
$6
$11
$107
Q3'24
Q3'23
Cannabis and CBD products
Consumption accessories
Data analytics, advertising and other revenue

Revenue by product ($, million)
(Nine months ended July 31, 2024 and 2023)
$400
$300
$200
$100
$—
$384
$25
$26
$333
$361
$20
$36
$305
Q3'24 YTD
Q3'23 YTD
Cannabis and CBD products
Consumption accessories
Data analytics, advertising and other revenue

10

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following is a representation of these operational segments:

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
For the three months ended July 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Total revenue	123,092	111,916	8,593	12,436	131,685	124,352
Gross profit	32,193	29,434	3,261	5,144	35,454	34,578
Income (loss) from operations	2,964	(72)	91	(590)	3,055	(662)

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
For the nine months ended July 31,	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Total revenue	353,922	315,284	30,089	45,280	384,011	360,564
Gross profit	93,342	77,685	13,405	20,645	106,747	98,330
Income (loss) from operations	6,734	(8,066)	1,100	845	7,834	(7,221)

	Bricks and Mortar	Bricks and Mortar	E-commerce	E-commerce	Total	Total
As at July 31, 2024 and October 31, 2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$
Current assets	63,598	59,301	12,074	9,344	75,672	68,645
Non-current assets	122,944	126,579	39,845	38,177	162,789	164,756
Current liabilities	54,622	51,001	5,467	7,136	60,089	58,137
Non-current liabilities	28,523	37,304	2,206	4,294	30,729	41,598
Corporate overhead is allocated to bricks and mortar and e-commerce on a percentage of revenue based on the nine months ended July 31, 2024, 92% figures, bricks and mortar and 8% e-commerce (2023 - 87% bricks and mortar and 13% e-commerce) for the three months ended July 31, 2024.

11

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Bricks and mortar performance

	Three months ended July 31			Nine months ended July 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	111,773	102,245	9%	319,329	287,795	11%
Consumption accessories	2,682	3,004	(11)%	9,381	7,497	25%
Data analytics, advertising and other revenue	8,637	6,667	30%	25,212	19,992	26%
Total revenue	123,092	111,916	10%	353,922	315,284	12%
Cost of goods sold	90,899	82,482	10%	260,580	237,599	10%
Gross profit	32,193	29,434	9%	93,342	77,685	20%
Gross profit margin(i)	26%	26%	1%	26%	25%	2%
Operating expenses	29,229	29,506	(1)%	86,608	85,751	1%
Income (loss) from operations	2,964	(72)	4217%	6,734	(8,066)	184%
Depreciation and amortization	5,163	7,833	(34)%	17,766	21,751	(18)%
Share-based compensation	820	2,112	(61)%	2,050	4,656	(56)%
Adjusted EBITDA(i)	8,947	9,873	(9)%	26,550	18,341	45%
Adjusted EBITDA margin(i)	7%	9%	(2)%	8%	6%	2%

(i) Adjusted gross profit margin, adjusted EBITDA and adjusted EBITDA margin is a non-IFRS measure

For the three and nine months ended, July 31, 2024, the Company’s bricks and mortar segment demonstrated sales growth with an increased total revenue by 10% and 12% to $123,092 and $353,922 as compared to the three and nine months ended July 31, 2023 ($111,916 and $315,284 respectively).
The total revenue growth is primarily attributable to continued same-store sales growth, new stores build outs, from 154 in the third quarter of 2023 to 180 during the third quarter of 2024. As of three months ended July 31, 2024, 180 stores were operational, and same store sales increased by 1% and 6% as compared to the same period 2023. Sequentially, same-store sales increased by 5% in the third fiscal quarter, or 3% when calculated daily.
For the three and nine months ended July 31, 2024 the Company recognized $8,637 and $25,212 respectively, in revenue generated from its proprietary data analytics service named 'Cabanalytics Business Data and Insights Platform' and other revenues which are 30% and 26% higher than the same periods of 2023 $6,667 and $19,992 respectively. The Cabanalytics Business Data and Insights Platform provides subscribers with a monthly report of anonymized consumer purchase data, in order to assist them with forecasting and planning their future product decisions and implementing appropriate marketing initiatives.
On September 4th, 2024 the company launched the next generation of cannacabana.com. With the launch of the next generation website, the Company has introduced a more modern design based on new technology that reduces load times, provides users with real time inventory tracking and improved search engine optimization.

12

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
E-commerce segment performance

	Three months ended July 31			Nine Months Ended July 31
	2024	2023	Change	2024	2023	Change
	$	$	∆	$	$	∆
Cannabis and CBD products	3,894	4,707	(17)%	13,204	16,871	(22)%
Consumption accessories	4,290	7,720	(44)%	16,292	28,348	(43)%
Data analytics, advertising and other revenue	409	9	4444%	593	61	872%
Total revenue	8,593	12,436	(31)%	30,089	45,280	(34)%
Cost of goods sold	5,332	7,292	(27)%	16,684	24,635	(32)%
Gross profit	3,261	5,144	(37)%	13,405	20,645	(35)%
Gross profit margin(i)	38%	41%	(2)%	45%	46%	(1)%
Operating expenses	3,170	5,734	(45)%	12,305	19,800	(38)%
Income (loss) from operations	91	(590)	115%	1,100	845	30%
Depreciation and amortization	515	660	(22)%	2,265	2,428	(7)%
Share-based compensation	60	238	(75)%	174	662	(74)%
Adjusted EBITDA(i)	666	308	116%	3,539	3,935	(10)%
Adjusted EBITDA margin(i)	8%	2%	5%	12%	9%	3%
(i) Adjusted gross profit margin, adjusted EBITDA and adjusted EBITDA margin is a non-IFRS measure

Revenues in the Company’s E-commerce segment decreased by 31% to $8,593 and 34% to $30,089 for the three and nine months ended July 31, 2024, respectively (three and nine months ended July 31, 2023: $12,436 and $45,280). The decrease in revenue is due to a change in consumers preferences to purchase products in store rather than online which the Company has experienced since the release of COVID-19 restrictions, as well as general softness across the CBD industry globally.
For the period ended July 31, 2024, management of the company has engaged in an internal project to refine the E-commerce operations of the Company with a focus on revenue growth while maintaining strong profit margins. Despite having reduction in the revenue for the current quarter the Company has managed operating expenses allowing it to maintain a positive Adjusted EBITDA of $666 in the current quarter (2023: $308)

13

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

Performance by geographical markets:
Geographical markets

Geographical markets represent revenue based on the geographical locations of the customers who have contributed to the revenue. The following is a representation of these geographical markets. The Company's geographic segments are characterized as follows:
Canada: Within Canada, the Company operates 180 (as of July 31, 2024) of its branded retail cannabis stores under the Canna Cabana brand, in addition to its Canadian warehouse operations which primarily service their retail locations.
USA: Within the USA the Company operates its e-commerce platforms including Smoke Cartel, Grasscity, Daily High Club, DankStop, NuLeaf Naturals and FABCBD, as well as USA sales on the international e-commerce platforms. In addition, the Company operates a warehouse which primarily service their e-commerce operations.
International: Within the International markets the Company operates its e-commerce platform Blessed CBD, as well as international sales on the aforementioned e-commerce platforms.

14

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The following presents information related to the Company’s geographical market.

	Canada	Canada	USA	USA	International	International	Total	Total
For the three months ended July 31, 2024 and 2023	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$

Revenue	123,092	111,916	8,153	11,988	440	448	131,685	124,352
Cost of goods sold	90,899	82,483	5,179	6,928	153	363	96,231	89,774
Gross profit	32,193	29,433	2,974	5,060	287	85	35,454	34,578
Gross profit margin	26%	26%	36%	42%	65%	19%	27%	28%
Operating expenses	29,229	29,438	2,901	5,447	269	355	32,399	35,240
Income (loss) from operations	2,964	(5)	73	(387)	18	(270)	3,055	(662)
Depreciation and amortization	5,359	7,774	315	716	4	3	5,678	8,493
Share-based compensation	881	2,350	-	-	-	-	881	2,350
Adjusted EBITDA(i)	9,204	10,119	388	329	22	(267)	9,614	10,181

	Canada	Canada	USA	USA	International	International	Total	Total
For the nine months ended July 31, 2024 and 2023	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$

Revenue	353,922	315,284	28,684	42,722	1,405	2,558	384,011	360,564
Cost of goods sold	260,580	237,600	16,164	23,082	520	1,552	277,264	262,234
Gross profit	93,342	77,684	12,520	19,640	885	1,006	106,747	98,330
Gross profit margin	26%	25%	44%	46%	63%	39%	28%	27%
Operating expenses	86,608	85,409	12,161	19,313	144	829	98,913	105,551
Income (loss) from operations	6,734	(7,725)	359	327	741	177	7,834	(7,221)
Depreciation and amortization	17,987	21,598	2,033	2,572	11	9	20,031	24,179
Share-based compensation	2,225	5,318	-	-	-	-	2,225	5,318
Adjusted EBITDA(i)	26,946	19,191	2,392	2,899	752	186	30,090	22,276
(i) Adjusted EBITDA is a non-IFRS measure

	Canada	Canada	USA	USA	International	International	Total	Total
As at July 31, 2024 and October 31, 2023	2024	2023	2024	2023	2024	2023	2024	2023
	$	$	$	$	$	$	$	$
Current assets	63,598	55,787	11,439	11,386	635	1,472	75,672	68,645
Non-current assets	122,944	126,579	35,256	34,006	4,589	4,171	162,789	164,756
Current liabilities	54,622	50,968	5,146	5,958	321	1,211	60,089	58,137
Non-current liabilities	28,523	37,308	1,714	3,814	492	476	30,729	41,598

The Company continues to operate primarily in Canada with a focus on increasing the footprint across the Canadian provinces. During the nine months ended July 31, 2024, the Company expanded its footprint in Canada by opening of 23 stores. As a result of the expansion and growth of same-store sales, revenues for the Canadian operations increased by 12% for the nine months ended July 31, 2024.

15

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
During the third quarter of 2024, the Company has seen a decrease in revenue from USA and international operations by 33% which is being driven by overall weakness in the CBD sector globally, as well as a decrease in consumer spending on accessories due to economic pressures. The Company continues to monitor the performance of its e-commerce platforms and is working on various initiatives to strengthen its performance during the year 2024.
Within the international CBD and accessories space, the Company has seen the entrance of many new competitors, in addition to an overall softening in the CBD sector which has impacted revenue growth leading to the decline in revenue by 45% for the nine months ended July 31, 2024 compared to the nine months ended July 31, 2023.
Under the revised segments, Canadian operations closely aligns with the bricks and mortar segment and US and international operations closely aligns with the e-commerce segments. Differences between the geographic regions and the segments is related to corporate overhead allocation which is incurred in Canada and allocated to each segment proportionally based on a percentage of revenues generated by each segment.
Summary of quarterly results:

	2024			2023				2022
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Free cash flow (i)	3,092	9,383	3,608	5,687	4,051	(1,951)	(847)	—
Cash and cash equivalents	35,254	34,540	28,685	30,121	25,697	22,487	23,696	25,084
Cannabis and CBD products	115,667	107,959	108,908	111,846	106,952	100,172	97,542	90,711
Consumption accessories	6,972	7,323	11,378	7,899	10,724	11,292	13,828	11,047
Data analytics, advertising and other revenue	9,046	8,977	7,782	7,360	6,676	6,672	6,706	6,491
Total revenue	131,685	124,259	128,068	127,105	124,352	118,136	118,076	108,249
Adjusted EBITDA (ii)	9,614	10,041	10,435	8,362	10,184	6,590	5,500	5,017
Adjusted EBITDA margin(ii)	7%	8%	8%	7%	8%	6%	5%	5%
Income (loss) from operations	3,055	1,987	2,792	(34,204)	(662)	(2,642)	(3,922)	(54,005)
Net income (loss)	825	171	(5)	(31,805)	(3,717)	(1,568)	(3,862)	(52,502)
Basic and diluted income (loss) per share	0.01	0.00	0.00	(0.39)	(0.04)	(0.02)	(0.05)	(0.85)
(i)Free cash flow for fiscal 2022 (Q4) are not presented as during this time the company did not track sustaining vs growth capital expenditures. A reconciliation of free cash flow is presented under “Free Cash Flow" under “Select Financial Highlights and Operating Performance” section in this MD&A.
(ii)Adjusted EBITDA and adjusted EBITDA Margin is a non-IFRS financial measure, and accordingly, the Company’s use of such term may not be comparable to similarly defined measures presented by other entities. A reconciliation of the Adjusted EBITDA to Net (Loss) income is found under “EBITDA and Adjusted EBITDA of “Select Financial Highlights and Operating Performance” section in this MD&A.

16

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Key highlights include:
•Year-over-year revenue growth of 6%.
•Year-over-year Adjusted EBITDA margin of 7% (2023: 8%) on account of new stores taking longer to maturity given competitive landscape.
•Year-over-year free cash flow of $3.1 (2023: $4.1) on account of continued growth in number of stores.

17

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Financial position, liquidity and capital resources:
Assets
As of July 31, 2024, the Company had a cash balance of $35,254 (October 31, 2023: $30,121).
Working capital including cash as of July 31, 2024, was a surplus of $15,583 (October 31, 2023: surplus $10,508). Working capital is a non-IFRS measure and is calculated as the difference between total current assets and total current liabilities. The change is primarily due to the settlement of convertible debentures and moving the notes payable, with a maturity of December 31, 2024, from non-current liabilities to current liabilities. These transactions provide the Company enough liquidity for its working capital needs.
Total assets of the Company were $238,461 on July 31, 2024, compared to $233,401 on October 31, 2023.
Liabilities
Total liabilities decreased to $90,818 as at July 31, 2024, as compared to $99,735 as of October 31, 2023, primarily due to a decrease in long-term debt, and convertible debentures.
Subsequent to July 31, 2024, place: The Company issued $10,000 of bond debentures at a 10% discount, for a cash fair value of $9,000 with a 12% interest rate. The bonds were issued and cash received by the Company on August 7, 2024 with a maturity of 5 years. In connection with the bond issuance of 230,760 (valued at $800) shares were issued as part of the total consideration.
Summary of Outstanding Share Data

The Company had the following securities issued and outstanding as at the date of this MD&A:

Securities (i)	Units Outstanding (ii)
Common shares	80,676,467
Warrants	4,928,166
Stock options	3,120,452
RSUs	687,747
(i)Refer to the Condensed Interim Consolidated Financial Statements for a detailed description of these securities.
(ii)Securities outstanding are shown on post-consolidation basis. In connection with listing on the Nasdaq, on May 14, 2021, the Company underwent a 15:1 consolidation. As of July 31, 2024, 6 warrants with a 15:1 exercise right were outstanding.

Cash Flows
During the nine months ended July 31, 2024, the Company's cash and cash equivalents increased to $35,254.
Total cash provided by operating activities was $25,895 for the nine months ended July 31, 2024. The increase in operating cash inflows is primarily driven by the continued increase in same-store sales, increase in revenue due to the Company’s bricks and mortar segment’s shift in the retail pricing strategy, the building of new stores in the period, and gross margin improvements within the bricks and mortar locations.
Cash used in investing activities for the nine months ended July 31, 2024 was $7,611 primarily due to the opening of 23 new stores during the period.
Cash used in financing activities for the nine months ended July 31, 2024 was $11,942 which is primarily related to the settlement of convertible debentures and payments of leases.
Liquidity
On August 15, 2022, the Company entered into a $19,000 demand term loan with connectFirst Credit Union (the “Credit Facility”) with the first tranche, $12,100, available in a single advance, and the second tranche, $6,900, available in multiple draws subject to certain pre-disbursement conditions. The demand loan bears interest at connectFirst’s prime lending rate plus 2.50% per annum and matures on September 5, 2027.

18

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
The first tranche is repaid in monthly blended payments of principal and interest of $241. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding, and amortization period remaining. On October 7, 2022, the Company received the inflow of funds for the first tranche.
The second tranche is repaid in monthly blended payments of principal and interest of $147. Blended payments may be adjusted from time to time, if necessary, based on connectFirst’s prime lending rate, the principal outstanding and amortization period remaining. On October 25, 2022, the Company received the inflow of funds for the second tranche.
Capital Management
The Company’s objectives when managing capital resources are to:
(i)Explore profitable growth opportunities;
(ii)Deploy capital to provide an appropriate return on investment for shareholders;
(iii)Maintain financial flexibility to preserve the ability to meet financial obligations; and
(iv)Maintain a capital structure that provides financial flexibility to executed on strategic opportunities.
The Company’s strategy is formulated to maintain a flexible capital structure consistent with the objectives stated above as well to respond to changes in economic conditions and to the risks inherent in its underlying assets. The Board of Directors does not establish quantitative return on capital criteria for management, but rather promotes year‐over‐year sustainable profitable growth. The Company’s capital structure consists of equity and working capital. To maintain or alter the capital structure, the Company may adjust capital spending, take on new debt and issue share capital. The Company anticipates that it will have adequate liquidity to fund future working capital, commitments, and forecasted capital expenditures through a combination of cash flow, cash‐on‐hand and financings as required.
Off Balance Sheet Transactions
The Company does not have any financial arrangements that are excluded from the Condensed Interim Consolidated Financial Statements as of July 31, 2024, nor are any such arrangements outstanding as of the date of this MD&A.
Transactions between related parties:
As at July 31, 2024, the Company had the following transactions with related parties as defined in IAS 24 – Related Party Disclosures, except those pertaining to transactions with key management personnel in the ordinary course of their employment and/or directorship arrangements and transactions with the Company’s shareholders in the form of various financing.
Operational transactions
An office and warehouse unit has been developed by Grover Properties Inc., a company that is related through a common controlling shareholder and the President & CEO of the Company. The office and warehouse space were leased to High Tide to accommodate the Company’s operational expansion. The lease was established by an independent real estate valuations services company at prevailing market rates and has annual lease payments totaling $386 per annum. The primary lease term is 5 years. The company has exercised the option to extend the lease for five years with one additional 5-year term extensions exercisable remaining at the option of the Company.
Financing transactions
On August 15, 2022, the Company entered into a $19,000 demand term loan with Connect First credit union (the "Credit Facility") with Tranche 1 - $12,100 available in a single advance, and Tranche 2 - $6,900 available in multiple draws subject to pre-disbursement conditions set. To facilitate the credit facility, the president and CEO of the Company provided limited Recourse Guarantee against $5,000 worth of High Tide Inc. shares held by the CEO, and affiliates, to be pledged in favor of the Credit Union until the earlier of:
(i)    12 months following initial funding, provided all covenants of High Tide Inc. are in good standing; and
(ii)    The CEO no longer being an officer of High Tide Inc.
The parties agree that this personal guarantee will only be available after all collection efforts against High Tide Inc. have been exhausted, including the sale of High Tide Inc.

19

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Financial instruments:
The Company’s activities expose it to a variety of financial risks. The Company is exposed to credit, liquidity, interest and market risk due to holding certain financial instruments. This note presents information about changes to the Company’s exposure to each of these risks, its objectives, policies, and processes for measuring and managing risk, and its management of capital during the year. Further quantitative disclosure is included throughout these condensed interim consolidated financial statements. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance.
Fair value
The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 – Quoted prices (unadjusted) in active markets for identical assets and liabilities
•Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
•Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs)
The Company assessed that the fair values of cash and cash equivalents, trade and other receivable, accounts payable and accrued liabilities, and current liabilities approximate their carrying amounts largely due to the short-term nature of these instruments.
The following methods and assumptions were used to estimate the fair value:
•Marketable securities are determined based on level 1 inputs, as the prices for the marketable securities are quoted in public exchanges.
•The Convertible debentures are evaluated by the Company based on level 2 inputs such as the effective interest rate and the market rates of comparable securities. The convertible debentures are initially recorded at fair value and subsequently measured at amortized cost and at each reporting period accretion incurred in the period is recorded to transaction costs in the consolidated statement of loss and comprehensive loss.
Credit risk
Credit risk arises when a party to a financial instrument will cause a financial loss for the counter party by failing to fulfill its obligation. The maximum exposure to credit risk is equal to the carrying value (net of allowances) of the financial assets. The objective of managing credit risk is to prevent losses on financial assets. The Company assesses the credit quality of counterparties, considering their financial position, past experience, and other factors. Cash and cash equivalents consist of bank balances. Credit risk associated with cash is minimized substantially by ensuring that these financial assets are held in highly rated financial institutions. The Company holds all cash and cash equivalents with large commercial banks or credit unions, which minimizes credit risk.
The following table sets forth details of the aging profile of accounts receivable and the allowance for expected credit loss:

20

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

As at	July 31, 2024	October 31, 2023
	$	$
Current (for less than 30 days)	2,034	2,449
31 – 60 days	0	1,234
61 – 90 days	62	934
Greater than 90 days	763	3,390
Less allowance	(222)	(536)
	2,637	7,471
Accounts receivable consist primarily of accounts receivable from invoicing for products and services rendered. The Company’s credit risk arises from the possibility that a customer which owes the Company money is unable or unwilling to meet its obligations in accordance with the terms and conditions in the contracts with the Company, which would result in a financial loss for the Company. This risk is mitigated through established credit management techniques, including monitoring customer’s creditworthiness, setting exposure limits and monitoring exposure against these customer credit limits.

For the three and nine months ended July 31, 2024 $96 and $98 (three and nine months ended July 31, 2023 $565 and $685) respectively in trade receivables were written off against the loss allowance due to bad debts and $773 (2023 - nil) was written off directly to bad debts. Individual receivables which are known to be uncollectible are written off by reducing the carrying amount directly. The remaining accounts receivable are evaluated by the Company based on parameters such as interest rates, specific country risk factors, and individual creditworthiness of the customer. Based on this evaluation, allowances are taken into account for the estimated losses of these receivables.

The Company performs a regular assessment of collectability of accounts receivables. In determining the expected credit loss amount, the Company considers the customer’s financial position, payment history and economic conditions.
Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company generally relies on funds generated from operations, equity and debt financing to provide sufficient liquidity to meet budgeted operating requirements and to supply capital to expand its operations. The Company continues to seek capital to meet current and future obligations as they come due. The Company’s ability to manage its liquidity risk going forward will require some or all of the following: the ability to generate positive cash flows from operations and to secure capital or credit facilities on reasonable terms.
Maturities of the Company’s financial liabilities are as follows:

	Contractual Cash Flows	Less than one year	1-3 years	4-5 years	Greater than 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	20,597	20,597	-	-	-
Notes payable	14,285	14,230	-	-	55
Interest bearing loans and borrowings	13,744	13,744	-	-	-
Put option liability	973	973	-	-	-
Undiscounted lease obligations	44,196	2,912	19,893	14,371	7,020
Balance, July 31, 2024	93,795	52,456	19,893	14,371	7,075
Interest rate risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in the market interest rate related primarily to the Company’s current credit facility with variable interest rates.
At July 31, 2024, approximately 49% of the Company’s borrowings are at a fixed rate of interest (2023: 45%).
Assuming all other variables remain constant, a fluctuation of +/- 1.0 percent in the interest rate would impact the interest payment by approximately +/- $137.

21

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Foreign currency risk
Foreign currency risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains cash balances and enters into transactions denominated in foreign currencies, which exposes the Company to fluctuating balances and cash flows due to variations in foreign exchange rates. The Canadian dollar equivalent carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities as at July 31, 2024 was as follows:

As at July 31, 2024	2024	2024	2024	2024	2023
(Canadian dollar equivalent amounts of GBP, EUR, USD)	(GBP)	(EUR)	(USD)	Total	Total
	$	$	$	$	$
Cash	450	536	2,170	3,156	4,119
Trade and other receivables	152	354	535	1,041	984
Accounts payable and accrued liabilities	(120)	(332)	(3,140)	(3,592)	(5,866)
Net monetary assets	482	558	(435)	605	(763)
Assuming all other variables remain constant, a fluctuation of +/- 5.0 percent in the exchange rate between USD and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $22 (October 31, 2023 - $55). Maintaining constant variables, a fluctuation of +/- 5.0 percent in the exchange rate between the EUR and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $28 (October 31, 2023 - $15), and a fluctuation of +/- 5.0 percent in the exchange rate between GBP and the Canadian dollar would impact the carrying value of the net monetary assets by approximately +/- $22 (October 31, 2023 - $32). To date, the Company has not entered into financial derivative contracts to manage exposure to fluctuations in foreign exchange rates.
Disclosure controls and procedures and internal controls over financial reporting:
The Chief Executive Officer and Chief Financial Officer of the Company have designed or caused to be designed under their supervision, disclosure controls and procedures which provide reasonable assurance that material information regarding the Company is accumulated and communicated to Management, including its Chief Executive Officer and Chief Financial Officer, in a timely manner.  Under the supervision and with the participation of Management, including our Chief Executive Officer and Chief Financial Officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Canada by NI 52-109 and in the United States by the rules adopted by the SEC). In addition, the Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.  Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the design and operation of our disclosure controls and procedures were ineffective due to the material weakness identified in our internal control over financial reporting, as further described below.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of July 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that assessment, Management has concluded that our internal control over financial reporting (ICFR) was not effective as of July 31, 2024, due to material weaknesses ICFR. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.  Management identified the following internal control deficiencies that constitute material weaknesses in the Company’s ICFR as of July 31, 2024.
Due to the significant and rapid growth experienced in the fiscal year ended October 31, 2022, the Company did not effectively design, implement, and operate effective process-level control activities related to various processes or engage an adequate number of accounting personnel with the appropriate technical training in, and experience with IFRS to allow for a detailed review of significant and non-routine accounting transactions that would identify errors in a timely manner, including business combinations, impairment testing and financing arrangements. For the nine months ended July 31, 2024, the Company attempted to remediate

22

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
this weakness by investing in qualified finance professionals with adequate experience to support in designing and implementing a control environment that can identify and prevent material misstatements in a timely manner. As of July 31, 2024, the material weakness continues to exist. While the Company has made strides in improving the controls surrounding financial reporting of significant and non-routine transactions, it has not had sufficient time to properly assess the design and implementation and test the operating effectiveness of the controls necessary to remediate the material weakness.
In addition, as previously disclosed in its Management’s discussion and analysis for the fourth quarter of fiscal 2021, the internal controls over accounting for income taxes, including the income tax provision, deferred tax assets and liabilities and related disclosures were not effective. The Company identified a material weakness in the accounting for income taxes, including the income tax provision, deferred tax liabilities and related disclosures. Specifically, the Company did not design effective internal controls over income taxes which resulted in adjustments to the income tax provision and deferred tax assets and liabilities in the audited consolidated financial statements of the Company for the year then ended. Through fiscal 2023 and fiscal quarter of 2024, the Company has taken action to remediate the material weakness. Progress to date includes engagement of a third-party experienced tax accounting resource, as well as the strengthening of internal tax personnel with the skills, training, and knowledge to assist in the review of more technical tax matters and to assist in preparing the income tax provision, deferred tax liabilities and related disclosures for each period. As of July 31, 2024, the material weakness continues to exist. While the Company has made strides in improving the controls surrounding the income tax provision and the deferred tax assets and liabilities process, it has not had time to properly assess the design and implementation and test the operating effectiveness of the controls necessary to remediate the material weakness.
Cautionary note regarding forward-looking information:
Certain statements contained in this MD&A, and in the documents incorporated by reference in this MD&A, constitute “forward-looking information” and “forward-looking statements” (together “forward-looking statements”) within the meaning of Applicable Securities Laws and are based on assumptions, expectations, estimates and projections as at the date of this MD&A. Forward-looking statements relate to future events or future performance and reflect Management’s expectations or beliefs regarding future events. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative of these terms or comparable terminology.
Forward-looking statements in this MD&A herein include, but are not limited to, statements with respect to:
•the Business objectives and milestones and the anticipated timing of, and costs in connection with, the execution or achievement of such objectives and milestones (including, without limitation proposed M&A);
•the Company’s future growth prospects and intentions to pursue one or more viable Business opportunities;
•the development of the Business and future activities following the date of this MD&A;
•expectations relating to market size and anticipated growth in the jurisdictions within which the Company may from time to time operate or contemplate future operations;
•the ability of the Company to enter into new markets following cannabis legalization, including the United States and Germany;
•expectations with respect to economic, Business, regulatory, or competitive factors related to the Company or the cannabis industry generally;
•the impact of COVID-19 on the Company’s current and future operations;
•the market for the Company’s current and proposed product offerings, as well as the Company’s ability to capture market share and hit its long-term goal of 15% market share in the provinces that it operates;
•the Company’s strategic investments and capital expenditures, and related benefits;
•the distribution methods expected to be used by the Company to deliver its product offerings;
•same-store sales and consolidated gross margins continuing to increase;
•the competitive landscape within which the Company operates and the Company’s market share or reach;
•the performance of Business operations and activities of the Company;
•the number of additional cannabis retail store locations the Company proposes to add to its Business, with Ontario representing the lion’s share of the increase;

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High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
•the Company’s ability to obtain, maintain, and renew or extend, applicable Authorizations, including the timing and impact of the receipt thereof;
•the realization of cost savings, synergies or benefits from the Company’s recent and proposed acquisitions, and the Company’s ability to successfully integrate the operations of any business acquired within the Business;
•the Company’s intention to devote resources to the protection of its intellectual property rights, including by seeking and obtaining registered protections and developing and implementing standard operating procedures;
•the anticipated sales from continuing operations;
•the intention of the Company to complete the 2023 ATM Program and any additional offering of securities of the Company and the aggregate amount of the total proceeds that the Company will receive pursuant to the 2023 ATM Program, connectFirst Credit Facility, or any future offering;
•the Company’s expected use of the net proceeds from the 2023 ATM Program, connectFirst Credit Facility, or any future offering;
•the anticipated effects of the 2023 ATM Program and connectFirst Credit Facility and/or any future offering on the Business and operations of the Company;
•the listing of Common Shares offered in the 2023 ATM Program and/or any future offering;
•the Company deploying Fastendr™ technology across the Company’s retail stores upon the timelines disclosed herein;
•The company launched its private-lable products in Alberta;
•the Company’s ability to generate cash flow from operations and from financing activities and remain free cash flow positive;
•future initiatives to strengthen the performance of our e-commerce platforms during 2024;
•the Company continuing to increase its revenue;
•the Company continuing to integrate and expand its CBD brands;
•Cabana Club and Cabana ELITE loyalty programs membership continuing to increase;
•the Company continuing to increase its ELITE product offerings;
•the Company hitting its forecasted revenue and sales projections;
•changes in general and administrative expenses;
•future Business operations and activities and the timing thereof;
•the future tax liability of the Company;
•the estimated future contractual obligations of the Company; and
•the future liquidity and financial capacity of the Company; and its ability to fund its working capital requirements and forecasted capital expenditures.

Forward-looking statements are subject to certain risks and uncertainties. Although Management believes that the expectations reflected in these forward-looking statements are reasonable in light of, among other things, its perception of trends, current conditions and expected developments, as well as other factors that Management believes to be relevant and reasonable in the circumstances at the date that such statements are made, readers are cautioned not to place undue reliance on forward-looking statements, as forward-looking statements may prove to be incorrect. A number of factors could cause actual results to differ materially from a conclusion, forecast or projection contained in the forward-looking statements. Importantly, forward-looking statements contained in this MD&A and in documents incorporated by reference are based upon certain assumptions that Management believes to be reasonable based on the information currently available to Management.
By their very nature forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Although Management believes that the expectations reflected in, and assumptions underlying, such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. New factors emerge from time to time, and it is not possible for Management to predict all of those factors or to assess in advance the impact of each such factor on the Business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement.

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High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
Readers are cautioned that the foregoing is not exhaustive. The forward-looking statements contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking statements contained in this document speak only as of that date of this document and the Company does not assume any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to Applicable Securities Laws.
These forward-looking statements speak only as of the date of this MD&A or as of the date specified in the documents incorporated by reference into this MD&A. The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this MD&A: counterparty credit risk; access to capital; limitations on insurance; changes in environmental or legislation applicable to our operations, and our ability to comply with current and future environmental and other laws; changes in income tax laws or changes in tax laws and incentive programs relating to the cannabis industry; and the other factors discussed under “Financial Instruments” in this MD&A.
Additional risk factors that can cause results to differ materially from those expressed in forward-looking statements in this MD&A are discussed in greater detail in the “Non-Exhaustive List of Risk Factors” section in Schedule A to our current annual information form, and elsewhere in this MD&A, as such factors may be further updated from time to time in our periodic filings, available at www.sedarplus.com and www.sec.gov, which risk factors are incorporated herein by reference.
Cautionary note regarding FOFI:

This MD&A, and documents incorporated by reference herein, may contain FOFI within the meaning of Applicable Securities Laws and analogous U.S. securities Laws, about prospective results of operations, financial position or cash flows, based on assumptions about future economic conditions and courses of action, which FOFI is not presented in the format of a historical balance sheet, income statement or cash flow statement. The FOFI has been prepared by Management to provide an outlook of the Company’s activities and results and has been prepared based on a number of assumptions including the assumptions discussed under the heading “Cautionary Note Regarding Forward-Looking Information” and assumptions with respect to the costs and expenditures to be incurred by the Company, capital expenditures and operating costs, taxation rates for the Company and general and administrative expenses. Management does not have, or may not have had at the relevant date, firm commitments for all of the costs, expenditures, prices or other financial assumptions which may have been used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not, or may not have been at the relevant date of the FOFI, objectively determinable.
Importantly, the FOFI contained in this MD&A, and in documents incorporated by reference herein are, or may be, based upon certain additional assumptions that Management believes to be reasonable based on the information currently available to Management, including, but not limited to, assumptions about: (i) the future pricing for the Company’s products, (ii) the future market demand and trends within the jurisdictions in which the Company may from time to time conduct the Business, (iii) the Company’s ongoing inventory levels, and operating cost estimates, and (iv) the Company’s net proceeds from the 2023 ATM Program and connectFirst Credit Facility. The FOFI or financial outlook contained in MD&A, and in documents incorporated by reference herein do not purport to present the Company’s financial condition in accordance with IFRS as issued by the International Accounting Standards Board, and there can be no assurance that the assumptions made in preparing the FOFI will prove accurate. The actual results of operations of the Company and the resulting financial results will likely vary from the amounts set forth in the analysis presented in any such document, and such variation may be material (including due to the occurrence of unforeseen events occurring subsequent to the preparation of the FOFI). The Company and Management believe that the FOFI has been prepared on a reasonable basis, reflecting Management’s best estimates and judgments as at the applicable date. However, because this information is highly subjective and subject to numerous risks including the risks discussed under the heading “Risk Assessment”, FOFI or financial outlook within this MD&A, and in documents incorporated by reference herein, should not be relied on as necessarily indicative of future results.
Readers are cautioned not to place undue reliance on the FOFI, or financial outlook contained in this MD&A, and in documents incorporated by reference herein. Except as required by Applicable Securities Laws, the Company does not intend, and does not assume any obligation, to update such FOFI.
Non-IFRS Financial Measures
Throughout this MD&A, references are made to non-IFRS financial measures, including operating expenses and loss from operation excluding impairment loss, EBITDA and Adjusted EBITDA. These measures do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Non-IFRS measures provide investors with a supplemental measure of the Company’s operating performance and therefore highlight trends in Company’s core Business

25

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)
that may not otherwise be apparent when relying solely on IFRS measures. Management uses non-IFRS measures in measuring the financial performance of the Company.
Risk Assessment
Management defines risk as the evaluation of probability that an event might happen in the future that could negatively affect the financial condition, results of operations and/or reputation of the Company. The following section describes specific and general risks that could affect the Company. The following descriptions of risk do not include all possible risks as there may be other risks of which Management is currently unaware.
Glossary of terms:
In this MD&A, unless otherwise indicated or if the context otherwise requires, “Adjusted EBITDA” has the meaning ascribed thereto under the heading “EBITDA and Adjusted EBITDA”; “Agents” means collectively ATB Capital Markets Inc. and ATB Capital Markets USA Inc.; “Applicable Securities Laws” means, as applicable, the securities legislation, securities regulation and securities rules, and the policies, notices, instruments and blanket orders of each Canadian securities regulator having the force of applicable law and in force from time to time; “2023 ATM Program” means the at-the-market equity offering program of the Company established pursuant to the ATM Prospectus Supplement on December 6, 2021, which allows the Company to issue up to $40,000,000 (or the equivalent in U.S. dollars) of Common Shares from its treasury to the public from time to time, at the Company’s discretion and subject to regulatory requirements; “2023 ATM Prospectus Supplement” means the prospectus supplement of the Company dated August 31, 2023 relating to the 2023 ATM Program; “Authorizations” means, collectively, all consents, licenses, registrations, permits, authorizations, permissions, orders, approvals, clearances, waivers, certificates, and declarations issued, granted, given or otherwise made available by or under the authority of any government entity or pursuant to any requirement under applicable law; “Blessed CBD” means Enigmaa Ltd., operating as ‘Blessed CBD’; “Board” means the board of directors of the Company, as constituted from time to time; “Business” means the business carried on by High Tide and its subsidiaries as at the date of this MD&A, and where the context so requires, includes the business carried on by High Tide and its subsidiaries prior to the date of this MD&A; “Canadian Shelf Prospectus” means the Company’s final base shelf prospectus dated August 3, 2023 filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada; “Cannabis” or “cannabis” means the plant Cannabis sativa L; “CBD” means industrial Hemp-based cannabidiol; “Common Shares” means the common shares in the capital of the Company; “connectFirst” means Connect First Credit Union Ltd.; “ConnectFirst Credit Facility” has the meaning ascribed thereto under the heading “connectFirst Credit Facility”; “COVID-19” means the Coronavirus disease 2019, an infectious disease caused by severe acute respiratory syndrome coronavirus 2 (SARS-CoV-2); “DankStop” means DS Distribution Inc., operating as ‘Dankstop.com’; “Daily High Club” or “DHC” means DHC Supply LLC.; “EBITDA” means earnings before interest, taxes, depreciation and amortization; “Equity Distribution Agreement” means the equity distribution agreement dated August 31, 2023 entered into among the Company and Agents associated with the 2023 ATM Program; “FABCBD” means Fab Nutrition, LLC.; “FOFI” means future oriented financial information; “GBP” means British pound sterling; “Grasscity” means collectively, SJV B.V. and SJV2 B.V; “IAS” means International Accounting Standards; “Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative or government (including any governmental entity), syndicate or other entity, whether or not having legal status; “M&A” means mergers and acquisitions; “Management” means the management of the Company, as constituted from time to time; “NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings; “SEC” means the U.S. Securities and Exchanges Commission; “NuLeaf Naturals” means NuLeaf Naturals, LLC; “Registration Statement” means the Company’s registration statement on Form F-10 in connection with the Company becoming a registrant effective June 2, 2021 with the SEC upon the Company’s Form 40-F registration statement becoming effective; “Smoke Cartel” means Smoke Cartel Inc.; “U.K.” means the United Kingdom; “U.S.” means United States of America; “U.S. Base Prospectus” means the Company’s U.S. base prospectus dated August 3, 2023 included in the Registration; “USD” United States dollars; and “Warrants” means the Common Share purchase warrants of the Company.

26

High Tide Inc.
Management's Discussion and Analysis
For the three and nine months ended July 31, 2024 and 2023
(In thousands of Canadian dollars, except share and per share amounts or otherwise stated)

High Tide is a high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis. The Company’s shares are listed on the Nasdaq Capital Market (“Nasdaq”) under the ticker symbol “HITI” as of June 2, 2021, the TSX Venture Exchange (“TSXV”) under the symbol “HITI”, and the Frankfurt Stock Exchange under the securities identification code ‘WKN: A2PBPS’ and the ticker symbol “2LYA”. The address of the Company’s corporate and registered office is # 112, 11127 15 Street NE, Calgary, Alberta, T3K 2M4.

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